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                                                                    Exhibit 99.7



CONTACTS:  Duane Kimble                           Ken Di Paola or Joel Pomerantz
           Baldwin Piano & Organ Company          The Dilenschneider Group
           (513) 754-4647                         (212) 922-0900


                         BALDWIN PIANO COMPLETES SALE OF
              CONTRACT ELECTRONICS DIVISION TO AYRSHIRE ELECTRONICS

                  SALE WILL REDUCE DEBT AND CREATE SINGLE FOCUS
                        ON BALDWIN'S CORE PIANO BUSINESS

       Mason, Ohio, January 29, 2001 -- Baldwin Piano & Organ Company (NASDAQ:
BPAO) today announced that it has completed the sale of its Contract Electronics Division to Ayrshire Electronics, LLC for $9.7 million. Net of any near-term transaction expenses, Baldwin expects to receive approximately $9.0 million, which will be used to repay outstanding indebtedness.

       The company also expects to record a loss on the sale of approximately $4.2 million, or $1.21 per share. The loss, which includes a revaluation of certain raw material inventories of $800,000 after tax, or 23 cents per share, will be reflected in the company's fourth quarter 2000 results for the year ended December 31, 2000.

       Karen L. Hendricks, chairman, president, and chief executive officer of Baldwin said, "The sale of Contract Electronics was the next step in our multi-year plan to deleverage Baldwin's balance sheet and restore our core piano business to profitability. This transaction returns Baldwin to its roots as a piano manufacturer and marketer."

       The transaction includes the sale of all assets and liabilities related to the Contract Electronics business with the exception of the company's remaining land and building located in Fayetteville, Arkansas. Ayrshire has agreed to lease the Fayetteville facility from Baldwin for a minimum period of 2 years.

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       Ayrshire Electronics, LLC is a newly formed entity with the express purpose of acquiring Baldwin's Contract Electronics Division. The controlling shareholder of Ayrshire Electronics is Milo D. Bryant, a Louisville businessman who has controlling interests in several other companies including CDR Manufacturing, Inc., another contract electronics company; Challenger Lifts, Inc.; Ayrshire Resources, LLC; and Bryant Books, LLC.

       Baldwin Piano & Organ Company, the maker of America's best selling pianos, has marketed keyboard musical products for over 140 years.

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"Safe Harbor" statement under the Private Securities Litigation Reform Act of
1995: This release contains forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.